SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 1

ARDEN SAGE MULTI-STRATEGY TEI INSTITUTIONAL FUND, L.L.C.
(Name of Issuer)

ARDEN SAGE MULTI-STRATEGY TEI INSTITUTIONAL FUND, L.L.C.
(Name of Person(s) Filing Statement)

UNITS OF LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Craig Krawiec
Arden Sage Multi-Strategy TEI Institutional Fund, L.L.C.
c/o Arden Asset Management LLC
375 Park Avenue
32nd Floor
New York, NY 10152
212-751-5252
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
George M. Silfen, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
(212) 715-9522

June 25, 2014
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$12,000,000.00	Amount of Filing Fee: $1,636.80 (b)

(a)	Calculated as the aggregate maximum repurchase price for Units.

(b)	Calculated at $136.40 per million of Transaction Valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $941.60
Form or Registration No.:  SC TO-I, Registration No. 005-84302
Filing Party:    Arden Sage Multi-Strategy TEI Institutional Fund, L.L.C.
Date Filed:   June 25, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐           third-party tender offer subject to Rule 14d-1.

☒           issuer tender offer subject to Rule 13e-4.

☐           going-private transaction subject to Rule 13e-3.

☐           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

☐

This Amendment No. 1 relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on June 25, 2014 by Arden Sage Multi-Strategy TEI Institutional Fund, L.L.C. (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase up to $6,900,000 of units of limited liability company interests in the Fund (“Units”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.  Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement.

This Amendment No. 1 to the Statement is being filed to report the following information pursuant to Rule 13e-4(c)(3) (capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase):

The Offer amount is being increased to an aggregate of $12,000,000 of Units, on the same terms and subject to the same conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

The information contained in the Supplement to Notice of Offer to Purchase dated July 2, 2014, attached as Appendix A hereto, will be distributed to investors in the Fund contemporaneously with the filing of this Amendment.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARDEN SAGE MULTI-STRATEGY TEI INSTITUTIONAL FUND, L.L.C.

By:	/s/ Craig Krawiec
Name:  Craig Krawiec
Title:    Principal Manager

July 2, 2014

Appendix A

ARDEN SAGE MULTI-STRATEGY TEI INSTITUTIONAL FUND, L.L.C.
c/o Arden Asset Management LLC
375 Park Avenue
32nd Floor
New York, NY 10152

SUPPLEMENT TO NOTICE OF OFFER TO PURCHASE
DATED JULY 2, 2014

To the Members of Arden Sage Multi-Strategy TEI Institutional Fund, L.L.C.:

This Supplement relates to the Notice of Offer to Purchase originally mailed to you on June 25, 2014 in connection with the offer (the “Offer”) by Arden Sage Multi-Strategy TEI Institutional Fund, L.L.C. (the “Fund”) to repurchase units of limited liability company interests in the Fund (“Units”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

The Fund has decided to increase the amount of Units the Fund is offering to purchase from $6,900,000 to an aggregate of $12,000,000.  All of the other terms of the original Offer remain unchanged.